

June 30, 2025

Ian F. Smith
Interim Chief Executive Officer
Stoke Therapeutics, Inc.
45 Wiggins Avenue
Bedford, MA 01730

> **Re: Stoke Therapeutics, Inc.**
> **Draft Registration Statement on Form S-3**
> **Submitted June 26, 2025**
> **CIK No. 0001623526**

Dear Ian F. Smith:

This is to advise you that we do not intend to review your registration statement.

We request that you publicly file your registration statement at least two business days prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Tim Buchmiller at 202-551-3635 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Julia Forbess, Esq.